UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No.  11  )*
                                             ------

                   Pediatric Services of America, Inc. (PSAI)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    705323103
                         ------------------------------
                                 (CUSIP Number)

     David Nierenberg, The D3 Family Fund, 19605 NE 8th St., Camas, WA  98607
                                360-604-8600
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                December 30, 2002
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 18

                                 SCHEDULE 13D/A
                                 --------------

CUSIP No. 705323103                                                Page 2 of 18

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              905,830 (13.2%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              905,830
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 956,830 shares (14.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                 --------------

CUSIP No. 705323103                                                Page 3 of 18

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Haredale, Ltd.
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      The Bahamas
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              20,000 common shares (0.3%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              20,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 956,830 shares (14.0%)

      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                 --------------

CUSIP No. 705323103                                                Page 4 of 18

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The David & Patricia Nierenberg 1993 Irrevocable Trust, Lawrence K. Orr, Trustee. June 11, 1993
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              10,000 common shares (0.1%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              10,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 956,830 shares (14.0%)

      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                 --------------

CUSIP No. 705323103                                                Page 5 of 18

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James Henry Hildebrandt
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Canadian citizen resident in Hong Kong
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              3,000 common shares (0.0%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              3,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 956,830 shares (14.0%)

      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                 --------------

CUSIP No. 705323103                                                Page 6 of 18

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Toxford Corp.
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Channel Islands, British Isles
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              3,000 common shares (0.0%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              3,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 956,830 shares (14.0%)

      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                 --------------

CUSIP No. 705323103                                                Page 7 of 18

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Olivier Roux
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      French citizen resident in United Kingdom
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              7,500 common shares (0.1%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              7,500
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 956,830 shares (14.0%)

      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                 --------------

CUSIP No. 705323103                                                Page 8 of 18

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bruno Tiphine
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      France
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              3,000 common shares (0.1%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              3,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 956,830 shares (14.0%)

      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                 --------------

CUSIP No. 705323103                                                Page 9 of 18

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rita & Bruno Tiphine
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Italy and France
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              4,500 common shares (0.1%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              4,500
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 956,830 shares (14.0%)

      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                                                  Page 10 of 18
Item 1.  Security and Issuer

         Common stock of Pediatric Services of America, Inc. (PSAI) 310 Technology Parkway, Norcross GA 30092-2929.

Item 2.  Identity and Background

         The D3 Family Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

         Our ability to make things happen at PSAI is no longer constrained by the standstill agreement we made with the company two years ago. That agreement permitted us to buy over 15% of PSAI, but did so at the cost of our passivity. It has expired.

         While we are genuinely pleased with the company's recently announced changes in corporate governance (both of which we had advocated) and with the company's reiteration of earnings guidance for fiscal 2003, we remain extremely unhappy with how the company's Board of Directors has overcompensated the CEO. We expressed this concern directly to the Board, in writing, three times, from August through October. Since the Board resolved the compensation issues very differently than we recommended, we feel compelled to bring our objections public: now the outside shareholders, who own 95% of this company, will have the opportunity to hold this Board accountable for rewarding a CEO who failed to meet his publicly stated profit recovery goal.

         We view the Board's recent decisions to give the CEO a $200,000 cash bonus and to further enrich the terms of an already excessive golden parachute as provocative anti-shareholder actions. We therefore announce today our intent to vote all of our shares against the CEO's re-election to the Board unless his excessive compensation is immediately eliminated. We also insist that the Board commits to change materially the leadership and composition of the Board's Compensation Committee so that henceforth it will act as a forceful advocate of shareholder interests, rather than as a benefactor of the CEO. (See our letter to the Chairman of the Board, attached as Exhibit A.)

         Moreover, if PSA's Board does not take these actions, we will convene a special shareholders' meeting at which we will seek election to the Board of a new independent slate of directors which would wrest control of the Board away from the current directors to new ones who would serve as advocates for all shareholders.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 owns, and has sole voting and dispositive power over, 905,830 common shares of PSAI (13.2%).

         (c) Transactions in the last 60 days

               Date     # Shares        Price Paid
             --------   --------        ----------
             12/20/02    29,600            $6.06

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

         EXHIBIT 99.1
         Letter dated December 29, 2002 to Edward K. Wissing, Chairman of the Board of Directors, Pediatric Services of America, Inc.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 30, 2002                          /s/DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Family Fund, L.P.

Item 1.  Security and Issuer

         Same as Item 1 on Page 4.

Item 2.  Identity and Background

         (a)  Haredale Ltd., a Bahamian corporation.

         (b)  P.O. Box N-4465, Nassau, New Providence, The Bahamas.

         (c)  Haredale is in the investment business at the address above.

         (d)  None

         (e)  None

         (f)  The Bahamas.

Item 3.  Source and Amount of Funds or Other Consideration

         Haredale owns, and Mr. Nierenberg has sole voting and dispositive power over, its 20,000 shares. Source of funds is money invested in Haredale.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 4.

Item 5.  Interest in Securities of the Issuer

         (a, b) Haredale owns, and Mr. Nierenberg has sole voting and dispositive power over, its 20,000 shares.

         (c)    Transactions in last 60 days:
                N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Haredale pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         EXHIBIT 99.1
         Letter dated December 29, 2002 to Edward K. Wissing, Chairman of the Board of Directors, Pediatric Services of America, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2002                          /s/DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Haredale, Ltd.

Item 1.  Security and Issuer

         Same as Item 1 on Page 4.

Item 2.  Identity and Background

         (a) The David & Patricia Nierenberg 1993 Irrevocable Trust, Lawrence K. Orr, Trustee, June 11, 1993

         (b) Lawrence K. Orr, Trinity Ventures, 3000 Sand Hill Road, Bldg. 4, Suite 160, Menlo Park, CA 94025

         (c) This is an irrevocable trust for the benefit of the Nierenberg children.

         (d)  None

         (e)  None

         (f)  A California trust.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Orr has sole voting and dispositive power over the trust's 10,000 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 4.

Item 5.  Interest in Securities of the Issuer

         (a, b) Mr. Orr has sole voting and dispositive power over the trust's
                10,000 shares.

         (c)    Transactions in last 60 days:
                N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Trust pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         EXHIBIT 99.1
         Letter dated December 29, 2002 to Edward K. Wissing, Chairman of the Board of Directors, Pediatric Services of America, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2002                          /s/DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              The Nierenberg Family 1993 Trust

Item 1.  Security and Issuer

         Same as Item 1 on Page 4.

Item 2.  Identity and Background

         (a)  James Henry Hildebrandt, a Canadian citizen resident in Hong Kong

         (b)  c/o Bain & Co., Tenth Floor, One Pacific Place
              88 Queensway, Hong Kong

         (c)  Mr. Hildebrandt is a management consultant.

         (d)  None

         (e)  None

         (f)  A Canadian resident in Hong Kong

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting and dispositive power over, his 3,000 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 4.

Item 5.  Interest in Securities of the Issuer

         (a, b) Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting and dispositive power over, his 3,000 shares.

         (c)    Transactions in last 60 days:
                N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Hildebrandt pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         EXHIBIT 99.1
         Letter dated December 29, 2002 to Edward K. Wissing, Chairman of the Board of Directors, Pediatric Services of America, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2002                          /s/DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              James Henry Hildebrandt

Item 1.  Security and Issuer

         Same as Item 1 on Page 4.

Item 2.  Identity and Background

         (a)  Toxford Corp., a Channel Islands corporation

         (b) P.O. Box 3048, St. Andrew's House, Le Borlage, St. Peter Port, Guernsey, Channel Islands, British Isles

         (c)  Toxford Corp. is in the investment business at the address above.

         (d)  None

         (e)  None

         (f)  Channel Islands, British Isles

Item 3.  Source and Amount of Funds or Other Consideration

         Toxford Corp. owns, and Mr. Nierenberg has sole voting and dispositive power over, its 3,000 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 4.

Item 5.  Interest in Securities of the Issuer

         (a, b) Toxford Corp. owns, and Mr. Nierenberg has sole voting and dispositive power over, its 3,000 shares.

         (c)    Transactions in last 60 days:
                N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Toxford Corp. pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         EXHIBIT 99.1
         Letter dated December 29, 2002 to Edward K. Wissing, Chairman of the Board of Directors, Pediatric Services of America, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2002                          /s/DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Toxford Corp.

Item 1.  Security and Issuer

         Same as Item 1 on Page 4.

Item 2.  Identity and Background

         (a)  Olivier Roux, a French citizen resident in the U.K.

         (b)  Talisman Management, Ltd., 37 Ixworth Place, London SW3, England

         (c)  Mr. Roux is a management consultant

         (d)  None

         (e)  None

         (f)  A french citizen resident in the United Kingdom

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Roux owns, and Mr. Nierenberg has sole voting and dispositive power over, his 7,500 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 4.

Item 5.  Interest in Securities of the Issuer

         (a, b) Mr. Roux owns, and Mr. Nierenberg has sole voting and dispositive power over, his 7,500 shares.

         (c)    Transactions in last 60 days:
                N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Roux pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of Mr. Roux's account.

Item 7.  Material to be Filed as Exhibits

         EXHIBIT 99.1
         Letter dated December 29, 2002 to Edward K. Wissing, Chairman of the Board of Directors, Pediatric Services of America, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2002                          /s/DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Olivier R. Roux

Item 1.  Security and Issuer

         Same as Item 1 on Page 4.

Item 2.  Identity and Background

         (a)  Bruno Tiphine, a French citizen resident in the U.K.

         (b)  92 Fellows Road, London NW3 3JG, England

         (c)  Mr. Tiphine is a management consultant

         (d)  None

         (e)  None

         (f)  A French citizen resident in the United Kingdom

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Tiphine owns, and Mr. Nierenberg has sole voting and dispositive power over, his 3,000 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 4.

Item 5.  Interest in Securities of the Issuer

         (a, b) Mr. Tiphine owns, and Mr. Nierenberg has sole voting and dispositive power over, his 3,000 shares.

         (c)    Transactions in last 60 days:
               Date     # Shares        Price Paid
             --------   --------        ----------
             11/14/02     3,000            $5.61

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Tiphine pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of Mr. Tiphine's account

Item 7.  Material to be Filed as Exhibits

         EXHIBIT 99.1
         Letter dated December 29, 2002 to Edward K. Wissing, Chairman of the Board of Directors, Pediatric Services of America, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2002                          /s/DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Haredale, Ltd.

Item 1.  Security and Issuer

         Same as Item 1 on Page 4.

Item 2.  Identity and Background

         (a) Rita & Bruno Tiphine, Italian & French citizens resident in the United Kingdom

         (b)  92 Fellows Road, London NW3 3JG, England

         (c) Mrs. Tiphine is a homemaker & Mr. Tiphine is a management consultant

         (d)  None

         (e)  None

         (f)  Italian & French citizens resident in the United Kingdom

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. & Mrs. Tiphine own, and Mr. Nierenberg has sole voting and dispositive power over, their 4,500 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 4.

Item 5.  Interest in Securities of the Issuer

         (a, b) Mr. & Mrs. Tiphine own, and Mr. Nierenberg has sole voting and dispositive power over, their 4,500 shares.

         (c)    Transactions in last 60 days:
               Date     # Shares        Price Paid
             --------   --------        ----------
             11/14/02     2,000            $5.61
             11/15/02     2,500             5.63

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. & Mrs. Tiphine pay Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of their account.

Item 7.  Material to be Filed as Exhibits

         EXHIBIT 99.1
         Letter dated December 29, 2002 to Edward K. Wissing, Chairman of the Board of Directors, Pediatric Services of America, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2002                          /s/DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Rita & Bruno Tiphine